UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NB Telecom, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
63945X103
(CUSIP Number)
Howard Jiang, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, New York 10174
(212) 704-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 24, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63945X103	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): XD. Engineering Plastics Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

	7	SOLE VOTING POWER: 32,445,418*

NUMBER OF

SHARES	8	SHARED VOTING POWER: 0
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: 32,445,418*
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,445,418*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 83.2% **

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

*	32,445,418 shares consist of (a) 341,152 shares of common stock, and (b) 32,104,266 shares of common stock issuable upon conversion of 840,569 shares of the Issuer's convertible Series A Preferred Stock held by the Reporting Person. Note that the Reporting Person temporarily maintains voting rights over 405,864 shares of common stock and 1,000,000 shares of convertible Series A Preferred Stock until (x) 64,712 shares of common stock and (y) 6,089,806 shares of common stock issuable upon conversion of 159,431 shares of the convertible Series A Preferred Stock will be distributed to certain other prior shareholders of Favor Sea Limited upon the consummation of an amendment to the certificate of incorporation of the Company increasing the amount of its authorized shares of common stock.

**	Based on 39,000,000 outstanding shares of the common stock, par value $0.0001 per share, as reported in NB Telecom, Inc.'s recently filed Schedule 14f-1, as filed with the Securities and Exchange Commission on January 6, 2009.

CUSIP No. 63945X103	13D	Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of NB Telecom, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at No. 9 Qinling Road, Yingbin Road Centralized Industrial Park Harbin Development Zone, Heilongjiang, China 150078.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name: This statement is filed on behalf of XD. Engineering Plastics Company Limited, a British Virgin Islands corporation (the “Reporting Person”).

(b)	Residence or Business Address of the Reporting Person is:

P.O. Box 957, Offshore Incorporations Centre Road Town, Tortola, British Virgin Islands

(c)	Principal Business:

The principal business of the Reporting Person is the research and development, production and marketing of modified plastics for automobile use.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 24, 2008, the Issuer entered into an Agreement and Plan of Merger (the “Agreement”) by and among its wholly owned acquisition subsidiary China XD Plastics Company Limited (the “Merger Sub”), a Nevada corporation, Favor Sea Limited (“Favor Sea”), a corporation formed under the laws of the British Virgin Islands, and the shareholders of Favor Sea including the principal shareholder, XD. Engineering Plastics Company Limited, the Reporting Person (“XD”, the Reporting Person), a British Virgin Islands corporation. As disclosed in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 31, 2008, pursuant to the Agreement, the Issuer acquired all of the outstanding capital stock of Favor Sea, through the Merger Sub. Favor Sea is a holding company whose only asset, held through a subsidiary, is 100% of the registered capital of Harbin Xinda Macromolecule Material Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China. In connection with the acquisition, in exchange for the outstanding stock of Favor Sea the shareholders of Favor Sea received 50,367,778 shares of the common stock of the Issuer and 1,000,000 shares of convertible Series A preferred stock of the Company, and XD individually received 1,000,000 shares of Series B preferred stock of the Company (the “Merger”). Subsequent to the Merger and as a direct consequence, the name of the Issuer was changed to “China XD Plastics Company Limited” pursuant to Chapter 92A the Revised Nevada Statutes in connection with the Merger. The 50,367,778 shares of common stock were converted into 805,802 shares post a reverse stock split of 124.1:1 for 1 pursuant to Nevada Revised Statutes Section 78.207 for both the total number of authorized shares of common stock and the total number of issued and outstanding shares of common stock. Pursuant to the reverse split, the shareholders of Favor Sea will own 405,864 shares of common stock of the Issuer, and the 1,000,000 shares of convertible Series A preferred stock of the Issuer will be converted approximately 1:38.2 into 38,194,072 shares of the common stock of the Issuer so that the shareholders of Favor Sea will own approximately 99% of the common stock of the Issuer.

CUSIP No. 63945X103	13D	Page 4 of 5 Pages

ITEM 4. PURPOSE OF TRANSACTION

The 32,445,418 shares of the Issuer acquired by Reporting Person, were acquired to effectuate in a change in control of the Issuer.  As a result of the transaction, new officers were appointed to manage the day-to-day operations of the Issuer and new directors replaced all the members of the Board of Directors of Issuer who resigned in conjunction with the Merger.   Currently, the Reporting Person does not have any plans to undertake an extraordinary transaction, such as a merger, reorganization or disposition of securities of the Issuer, and there are no plans to sell or otherwise dispose of a material amount of the Issuer’s assets, or those of its subsidiaries.

Jie Han and Qiuyao Piao, the sole shareholder of the Reporting Person, are parties to an Option Agreement dated May 16, 2008. The agreement provides that Mr. Han may purchase the Reporting Person from Ms. Piao for a nominal price if Harbin Xinda Macromolecule Material Co., Ltd. ("Xinda") achieves certain revenue thresholds. Mr. Han may purchase 25% of Reporting Person if Xinda's revenues during the first three quarters of 2008 exceed $40 million, he may purchase 14% of Reporting Person if Xinda's revenues during the first three quarters of 2009 exceed $70 million and he may purchase 61% of the Reporting Person if Xinda's revenues during the first three quarters of 2010 exceed $110 million. Such purchase right is subject to independent confirmation of the target numbers and is subject to more than 60 days prior notice.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Person now beneficially owns 341,152 shares of Common Stock and 32,104,266 shares of common stock issuable upon conversion of shares of the Issuer’s convertible Series A Preferred Stock held by the Reporting Person which, upon conversion, would represent 83.2% of the Common Stock of the Issuer.

The Reporting Person also is the holder of 1,000,000 shares of Series B Preferred Stock of the Issuer, which has voting power equivalent to 40% of the total voting power of all Common Stock of the Issuer.

(b)	As to the 32,445,418shares, Reporting Person owns the following rights: Sole Voting Power: 32,445,418

Shared Voting Power: 0 Sole Dispositive Power: 32,445,418 Shared Dispositive Power: 0

(c)	None.

(d)	None.

(e)	Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

CUSIP No. 63945X103	13D	Page 5 of 5 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item No	Description

10.1(1)	Agreement and Plan of Merger dated December 24, 2008, by and among Issuer, China XD Plastics Company Limited and Favor Sea Limited and its shareholders.

(1)	Incorporated by reference from our Current Report on Form 8-K filed with the Commission on December 31, 2008.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XD. Engineering Plastics Company Limited

Date: January 16, 2009	By:	/s/ Qiuyao Piao
Name: Qiuyao Piao Title: Sole Shareholder